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                  American Axle & Manufacturing Holdings, Inc.

        Exhibit 12.01 - Computation of Ratio of Earnings to Fixed Charges


                                                                                                (unaudited)
                                                                                       (in thousands except for ratios)


Year Ended December 31                                                         1998        1997         1996      1995

Fixed charges:
Interest expense, including amortization of debt issuance costs             $  44,784     $ 8,956     $   340    $ 1,566
Estimated interest portion of rents                                             4,667       3,233       1,467         60
Capitalized interest                                                            3,788         217           0          0
Preferred stock dividend                                                            0      12,000      17,915     13,642
Gross-up of preferred stock dividend as if it were pre-tax                          0       6,750      10,077      7,674
                                                                                    -       -----      ------      -----

Total fixed charges as defined                                                 53,239      31,156      29,799     22,942

Earnings:
Income from continuing operations before income tax expense                     5,602      94,197      98,324    117,971
Total fixed charges as defined                                                 53,239      31,156      29,799     22,942
Fixed charges not deducted in the determination of income from
   continuing operations before income tax expense                             (3,788)    (18,967)    (27,992)   (21,316)
                                                                               -------    --------   --------   --------

Total earnings as defined                                                    $ 55,053   $ 106,386   $ 100,131  $ 119,597

Ratio of earnings to fixed charges                                               1.03        3.41        3.36       5.21
                                                                                 ====        ====        ====       ====

-----------------------------------------------------------------------------------------------------------------


Three Months Ended March 31                                                     1999

Fixed charges:
Interest expense, including amortization of debt issuance costs             $  12,758
Estimated interest portion of rents                                             1,244
Capitalized interest                                                            1,196
                                                                              -------

Total fixed charges as defined                                                 15,198

Earnings:
Income from continuing operations before income tax expense                    45,960
Total fixed charges as defined                                                 15,198
Fixed charges not deducted in the determination of income from
    continuing operations before income tax expense                            (1,196)
                                                                              -------

Total earnings as defined                                                   $  59,962

Ratio of earnings to fixed charges                                               3.95
                                                                                 ====